Sub-Item 77c: Submission of matters to a vote of security holders:

The annual meeting of the shareholders of BMC Fund, Inc. was held February 23, 2008.

The following twelve individuals were elected directors and all were in office at April 30, 2008:

James T. Broyhill
M. Hunt Broyhill
Paul H. Broyhill
R. Donald Farmer
Robert G. Fox, Jr.
Jan E. Gordon
Gene A. Hoots
Brent B. Kincaid
Michael G. Landry
L. Glenn Orr, Jr.
John S. Little
Allene B. Stevens (formerly Allene B. Heilman)

There was no other business voted upon at the Annual Meeting of Shareholders.